Exhibit 3.2

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF

SERIES A PREFERRED STOCK

of

SOLUTIA INC.

(Pursuant to Section 151 of the

General Corporation Law of the State of Delaware)

Solutia Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

That, pursuant to the authority vested in the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, as amended, and by the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation has adopted the following resolution establishing a series of Preferred Stock designated as “Series A Preferred Stock”:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) by the Certificate of Incorporation of the Corporation, as amended, the terms of the series of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Corporation designated as Series A Preferred Stock are hereby established, so that the designation and amount thereof and the rights, powers, preferences and relative participating, optional and other special rights, and qualifications, limitations or restrictions thereof are as follows:

I. Designation and Amount

The shares of such series will be designated as Series A Preferred Stock (the “Series A Preferred Stock”) and the number of shares constituting the Series A Preferred Stock is 100. Such number of shares may be increased or decreased by resolution of the Board; provided, however, that no decrease will reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.

II. Dividends

The holders of shares of Series A Preferred Stock, in preference to the holders of Common Stock, par value $0.01 per share (the “Common Stock”) of the Corporation, and of any other junior stock, will be entitled to receive, when, as and if declared by the Board out of funds legally available for the purpose, annual dividends, payable on December 31 of each year, in cash in an amount per share (rounded to the nearest cent) equal to the product of (i) the sum of (x) the London Interbank Offered Rate for one (1) year as of the date of issuance and each anniversary thereof and (y) 150 basis points and (ii) $3,050,000.00 per share (the “Invested Amount”). Dividends will commence accruing on the Series A Preferred Stock from and after the date of issuance. Such dividends will be cumulative and will accrue whether or not declared by the Board but will be payable only if declared by the Board.

The Board may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date will be not more than 60 calendar days prior to the date fixed for the payment thereof.

III. Voting Rights

Holders of shares of Series A Preferred Stock will have no voting rights.

IV. Certain Restrictions

Whenever distributions payable on the Series A Preferred Stock are in arrears, thereafter and until all accrued and unpaid distributions, whether or not declared, on shares of Series A Preferred Stock outstanding have been paid in full, the Corporation will not make any other distributions, on any Common Stock or any other shares of stock ranking junior (upon liquidation, dissolution or winding up) to the shares of Series A Preferred Stock.

V. Reacquired Shares

Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever will be retired and canceled promptly after the acquisition thereof. All such shares will upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation of the Corporation, or in any other Preferred Stock Designation creating a series of Preferred Stock or any similar stock or as otherwise required by law.

VI. Liquidation, Dissolution or Winding Up

Upon any liquidation, dissolution or winding up of the Corporation, no distribution will be made (a) to the holders of shares of Common Stock or any other stock ranking junior (upon liquidation, dissolution or winding up) to the shares of Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock have received the Invested Amount, plus an amount equal to all accrued and unpaid distributions thereon, whether or not declared, to the date of such payment.

VII. Redemption

The shares of Series A Preferred Stock may be redeemed at the option of the Corporation at any time upon payment to the holders thereof of the Invested Amount of such shares, plus an amount equal to all accrued and unpaid dividends thereon, whether or not declared, to the date of such payment. The shares of Series A Preferred Stock must be redeemed by the Corporation on the 20th anniversary of the date of issuance upon payment to the holders thereof of the Invested Amount, plus an amount equal to all accrued and unpaid dividends thereon, whether or not declared, to the date of such payment.

VIII. Conversion

The shares of Series A Preferred Stock are not convertible into any other class of securities of the Corporation.

IX. Amendment

Notwithstanding anything contained in the Certificate of Incorporation of the Corporation to the contrary and in addition to any other vote required by applicable law, the Certificate of Incorporation of the Corporation may not be amended in any manner that would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting together as a single series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be executed by a duly authorized officer as of the 2nd day of July, 2012.

SOLUTIA INC.

By:	/s/ David A. Golden
Name:	David A. Golden
Title:	Vice President

Certificate of Designation of Preferred Stock of Solutia Inc.